EX-5 LEGAL OPINION

Validity of Common Stock
Jonathan D. Leinwand, P.A.	12955 Biscayne Blvd. Suite 328 North Miami, FL 33181 Tel: (305) 981-4524 Fax: (954) 252-4265
E-mail: jonathan@jdlpa.com

February 19, 2003

Brian Shenkman, President

W-Candy, Inc.

10550 Pebble Cove Lane

Boca Raton, FL 33498

Dear Mr. Shenkman:

In connection with the registration under the Securities Act of 1933 (the "Act") of 1,626,000 shares (the "Securities") of Common Stock, par value $.001 per share, of W-Candy, Inc., a Florida corporation (the "Company"), we, as your counsel, have examined such corporate records and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. We have also relied upon representations of the corporation. Upon the basis of such examination, we advise you that, in our opinion:

The Securities have been validly issued and are fully paid and nonassessable.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of Florida, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Securities and to the reference to us under the heading "Validity of Common Stock" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very Truly Yours, JONATHAN D. LEINWAND, P.A. By: /s/ JONATHAN D. LEINWAND, ESQ